Exhibit 99.2

October 28, 2016

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Securities Office, Prince Edward Island

Superintendent of Securities, Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:      POET Technologies Inc. – Prospectus Supplement

We refer to the prospectus supplement dated October 28, 2016 (the "Prospectus Supplement") to the short form base shelf prospectus dated October 6, 2016 of POET Technologies Inc. (the "Corporation") relating to the public offering of up to 34,800,000 units ("Units") of the Corporation, with each Unit comprised of one common share of the Corporation and one common share purchase warrant, for aggregate gross proceeds of up to $12,528,000.

We hereby consent to the use of our firm name on the cover page of the Prospectus Supplement and under the headings "Eligibility for Investment", "Enforceability of Civil Liabilities", "Legal Matters" and "Interests of Experts" and to the reference of our firm name and to our opinion under the heading "Eligibility for Investment".

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that is derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.

Yours very truly,

/s/ "Bennett Jones LLP"